

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2018

Daniel P. Gold
President & Chief Executive Officer
MEI Pharma, Inc.
3611 Valley Centre Drive, Suite 500
San Diego, California 92130

**Re: MEI Pharma, Inc.**
**Registration Statement on Form S-3**
**Filed June 6, 2018**
**File No. 333-225465**

Dear Mr. Gold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abigail Jacobs at 202-551-2909 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Steven Navarro